Exhibit 99.1

YXT.com Announces ADS Ratio Change to Be Effective on July 14, 2026

SUZHOU, China, July 10, 2026 /PRNewswire/ -- YXT.com Group Holding Limited (the “Company” or “YXT.com”) (NASDAQ: YXT), a provider of AI-enabled enterprise productivity solutions, today announced that it will change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from the current ratio of one (1) ADS representing three (3) ordinary shares to a new ratio of one (1) ADS representing thirty (30) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change is expected to become effective on July 14, 2026, U.S. Eastern Time (the “Effective Date”).

For YXT.com’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-ten reverse ADS split. There will be no change to the Company’s ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

On the Effective Date, holders of ADSs in the Direct Registration System and in The Depository Trust Company will have their ADSs automatically exchanged and need not take any action. The exchange of every ten (10) then-held existing ADSs for one (1) new ADS will occur automatically on the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by The Bank of New York Mellon, the depositary bank for the Company’s ADS program.

The Company’s ADSs will continue to trade under the ticker symbol “YXT.” The new CUSIP number for the Company’s ADSs following the ADS Ratio Change will be 988740205.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank, and the net cash proceeds from the sale of the fractional ADS entitlements, after deduction of applicable taxes, fees and expenses, will be distributed to the applicable ADS holders by the depositary bank in accordance with its then-current procedures and practices.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than ten times the ADS trading price before the change.

About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to "Empower people and organization development through technology," the Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Contact

Investor Relations

YXT.com

E-mail: IR@radnova.com

Serena Huang

Octans Capital Group

E-mail: yxt.ir@octanscap.com

Tel: +86-10-6580-0653